

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2020

Daniel Yong Zhang
Chief Executive Officer
Alibaba Group Holding Ltd
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong

      Re: Alibaba Group Holding Ltd
          Form 20-F for the Fiscal Year Ended March 31, 2019
          File No. 001-36614

Dear Mr. Yong Zhang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services

cc: Daniel Fertig